Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2022

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements for the periods ended September 30, 2022, dated November 10, 2022, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 10, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

Condensed consolidated interim financial statements

for the periods ended September 30, 2022

The Hague, November 10, 2022

Helping people live their best lives

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

 Condensed consolidated interim financial statements

 Condensed consolidated income statement

EUR millions	Notes	3Q 2022	3Q 2021	YTD 2022	YTD 2021

Premium income	4	3,651	3,662	11,184	11,529

Investment income	5	1,780	1,440	5,709	5,174

Fee and commission income		722	708	2,154	2,036

Other revenues		-	6	1	10

Total revenues		6,154	5,816	19,048	18,749

Income from reinsurance ceded		786	916	2,274	2,602

Results from financial transactions	6	(9,465)	1,012	(53,733)	14,193

Other income	7	5	2	313	43

Total income		(2,519)	7,747	(32,099)	35,587

Benefits and expenses	8	(2,267)	7,876	(31,776)	34,145

Impairment charges / (reversals)		(5)	12	50	15

Interest charges and related fees		117	87	297	254

Other charges		(2)	(4)	(5)	54

Total charges		(2,156)	7,971	(31,434)	34,468

Share in profit / (loss) of joint ventures		55	64	200	201

Share in profit / (loss) of associates		(11)	35	65	48

Result before tax		(319)	(124)	(400)	1,367

Income tax (expense) / benefit	9	113	65	259	(192)

Net result		(206)	(60)	(141)	1,175

Net result attributable to:

Owners of Aegon N.V.		(200)	(79)	(181)	1,147

Non-controlling interests		(6)	19	39	28

Earnings per share (EUR per share)	13

Basic earnings per common share		(0.10)	(0.04)	(0.10)	0.54

Basic earnings per common share B		-	-	-	0.01

Diluted earnings per common share		(0.10)	(0.04)	(0.10)	0.54

Diluted earnings per common share B		-	-	-	0.01

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

 Condensed consolidated statement of comprehensive income

EUR millions	Notes	3Q 2022	3Q 2021	YTD 2022	YTD 2021

Net result		(206)	(60)	(141)	1,175

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	1	-	1

Remeasurements of defined benefit plans		(87)	140	882	623

Income tax relating to items that will not be reclassified		16	(30)	(240)	(145)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		(5,065)	(66)	(16,264)	(1,416)

Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments		134	(115)	327	(333)

Changes in cash flow hedging reserve		33	(74)	(98)	(143)

Movement in foreign currency translation and net foreign investment hedging reserve		473	344	1,422	891

Equity movements of joint ventures		1	19	(40)	18

Equity movements of associates		10	2	2	(4)

Disposal of group assets		-	11	176	8

Income tax relating to items that may be reclassified		1,067	46	3,466	403

Other		(4)	(10)	1	8

Total other comprehensive income / (loss) for the period		(3,422)	266	(10,366)	(90)

Total comprehensive income / (loss)		(3,629)	207	(10,507)	1,085

Total comprehensive income / (loss) attributable to:

Owners of Aegon N.V.		(3,634)	180	(10,575)	1,050

Non-controlling interests		5	26	68	36

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

 Condensed consolidated statement of financial position

EUR millions	Notes	September 30, 2022	December 31, 2021

Assets

Cash and cash equivalents		8,052	6,889

Investments	10	138,843	158,463

Investments for account of policyholders	11	207,004	250,953

Derivatives		13,239	8,827

Investments in joint ventures		1,906	1,743

Investments in associates		1,325	1,289

Reinsurance assets		23,299	20,992

Deferred expenses		14,105	10,503

Other assets and receivables		15,221	7,892

Intangible assets		1,512	1,333

Total assets		424,507	468,884

Equity and liabilities

Shareholders’ equity		13,212	24,282

Other equity instruments	14	1,932	2,363

Issued capital and reserves attributable to owners of Aegon N.V.		15,145	26,645

Non-controlling interests		201	196

Group equity		15,345	26,841

Subordinated borrowings		2,437	2,194

Trust pass-through securities		130	126

Insurance contracts		127,506	124,422

Insurance contracts for account of policyholders		123,353	149,323

Investment contracts		23,938	21,767

Investment contracts for account of policyholders		86,302	104,592

Derivatives		19,004	10,639

Borrowings	15	9,628	9,661

Other liabilities		16,864	19,321

Total liabilities		409,161	442,044

Total equity and liabilities		424,507	468,884

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

Condensed consolidated statement of changes in equity

For the period ended September 30, 2022

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves[2]	Non- controlling interests	Total

Nine months ended September 30, 2022

At beginning of year	7,354	12,362	6,442	(2,199)	325	2,363	26,645	196	26,841

Net result recognized in the income statement	-	(181)	-	-	-	-	(181)	39	(141)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	-	18	(18)	-	-	-	-	-	-

Remeasurements of defined benefit plans	-	-	-	882	-	-	882	-	882

Income tax relating to items that will not be reclassified	-	-	-	(240)	-	-	(240)	-	(240)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	-	-	(16,264)	-	-	-	(16,264)	-	(16,264)

Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	327	-	-	-	327	-	327

Changes in cash flow hedging reserve	-	-	(98)	-	-	-	(98)	-	(98)

Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(67)	(73)	1,536	-	1,395	27	1,422

Equity movements of joint ventures	-	-	-	-	(40)	-	(40)	-	(40)

Equity movements of associates	-	-	-	-	2	-	2	-	2

Disposal of group assets	-	-	15	-	161	-	176	-	176

Income tax relating to items that may be reclassified	-	-	3,490	-	(24)	-	3,466	-	3,466

Other	-	1	-	-	-	-	1	-	1

Total other comprehensive income	-	19	(12,615)	569	1,634	-	(10,393)	27	(10,366)

Total comprehensive income / (loss) for 2022	-	(162)	(12,615)	569	1,634	-	(10,574)	66	(10,507)

Shares issued	(2)	-	-	-	-	-	(2)	-	(2)

Issuance and purchase of (treasury) shares	-	(153)	-	-	-	-	(153)	-	(153)

Dividend paid on common shares	(180)	(167)	-	-	-	-	(346)		(346)

Coupons on perpetual securities	-	(20)	-	-	-	-	(20)	-	(20)

Redemption other equity instruments	-	32	-	-	-	(429)	(397)	-	(397)

Incentive plans	-	(5)	-	-	-	(1)	(6)	-	(6)

Change in ownership non-controlling interest	-	-	-	-	-	-	-	(63)	(63)

At end of period	7,172	11,885	(6,173)	(1,631)	1,959	1,932	15,145	201	15,345

 1 Please refer to the note on share capital for a breakdown.

 2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

For the period ended September 30, 2021

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves[2]	Non- controlling interests	Total

Nine months ended September 30, 2021

At beginning of year	7,480	10,943	7,480	(2,534)	(554)	2,569	25,384	75	25,459

Net result recognized in the income statement	-	1,147	-	-	-	-	1,147	28	1,175

Other comprehensive income:
Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1

Remeasurements of defined benefit plans	-	-	-	623	-	-	623	-	623

Income tax relating to items that will not be reclassified	-	-	-	(145)	-	-	(145)	-	(145)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,416)	-	-	-	(1,416)	-	(1,416)

Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(333)	-	-	-	(333)	-	(333)

Changes in cash flow hedging reserve	-	-	(143)	-	-	-	(143)	-	(143)

Movement in foreign currency translation and net foreign investment hedging reserves	-	-	322	(48)	611	-	885	6	891

Equity movements of joint ventures	-	-	-	-	18	-	18	-	18

Equity movements of associates	-	-	-	-	(4)	-	(4)	-	(4)

Disposal of group assets	-	-	-	-	8	-	8	-	8

Income tax relating to items that may be reclassified	-	-	402	-	1	-	403	-	403
Other	-	7	-	-	-	-	7	1	8

Total other comprehensive income	-	7	(1,167)	429	634	-	(97)	7	(90)

Total comprehensive income / (loss) for 2021	-	1,154	(1,167)	429	634	-	1,050	36	1,085

Shares issued	1	-	-	-	-	-	1	-	1

Shares withdrawn	-	1	-	-	-	-	1	-	1

Issuance and purchase of (treasury) shares	-	10	-	-	-	-	10	-	10

Dividends paid on common shares	(127)	(120)	-	-	-	-	(247)	-	(247)

Redemption other equity instruments	-	(1)	-	-	-	(212)	(213)	-	(213)

Coupons on perpetual securities	-	(26)	-	-	-	-	(26)	-	(26)

Incentive plans	-	-	-	-	-	(4)	(4)	-	(4)

Change in ownership non-controlling interest	-	-	-	-	-	-	-	66	66

At end of period	7,354	11,962	6,313	(2,105)	80	2,352	25,955	177	26,132

1 Please refer to the note on share capital for a breakdown.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

 Condensed consolidated cash flow statement

EUR millions	YTD 2022	YTD 2021

Result before tax	(400)	1,367

Results from financial transactions	54,509	(15,423)

Amortization and depreciation	821	1,031

Impairment losses	31	6

Income from joint ventures	(200)	(201)

Income from associates	(65)	(48)

Release of cash flow hedging reserve	(92)	(78)

Other	(114)	161
Adjustments of non-cash items	54,890	(14,552)

Insurance and investment liabilities	(4,303)	(1,417)

Insurance and investment liabilities for account of policyholders	(52,284)	7,821

Accrued expenses and other liabilities	(325)	(910)

Accrued income and prepayments	(1,908)	(355)
Changes in accruals	(58,820)	5,140

Purchase of investments (other than money market investments)	(15,380)	(27,726)

Purchase of derivatives	(3,063)	(756)

Disposal of investments (other than money market investments)	23,671	29,010

Disposal of derivatives	(2,021)	76

Net purchase of investments for account of policyholders	6,881	8,567

Net change in cash collateral	(4,260)	(2,682)

Net purchase of money market investments	358	(857)
Cash flow movements on operating items not reflected in income	6,186	5,633

Tax received / (paid)	(2)	32

Other	95	15
Net cash flows from operating activities	1,949	(2,364)

Purchase of individual intangible assets (other than VOBA and future servicing rights)	(16)	(24)

Purchase of equipment and real estate for own use	(58)	(45)

Acquisition of subsidiaries, net of cash	(29)	-

Acquisition joint ventures and associates	(56)	(72)

Disposal of equipment	6	2

Disposal of subsidiaries, net of cash	612	58

Dividend received from joint ventures and associates	79	80
Net cash flows from investing activities	538	-

Purchase of treasury shares	(358)	(133)

Proceeds from Trust pass-through securities, subordinated loans and borrowings	2,593	3,682

Repayment of perpetuals	(429)	(212)

Repayment of Trust pass-through securities, subordinated loans and borrowings	(3,021)	(2,900)

Dividends paid	(167)	(120)

Coupons on perpetual securities	(27)	(34)

Payment of Right-of-use Assets	(36)	(44)

Change in ownership non-controlling interests	(58)	66

Other	(12)	-
Net cash flows from financing activities	(1,515)	305
Net increase / (decrease) in cash and cash equivalents [1]	973	(2,060)

Net cash and cash equivalents at the beginning of the reporting period	6,889	8,372

Effects of changes in exchange rate	147	44

Net cash and cash equivalents at the end of the reporting period	8,010	6,356

Cash and cash equivalents	8,052	6,356
Bank overdrafts classified as other liabilities	(42)	-
Net cash and cash equivalents	8,010	6,356

1 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 4,034 million (2021: EUR 3,910 million) dividends received EUR 1,457 million (2021: EUR 1,267 million) and interest paid EUR 114 million (2021: EUR 75 million). All included in operating activities except for dividend received from joint ventures and associates EUR 79 million (2021: EUR 80 million).

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

Notes to the Condensed consolidated interim financial statements

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Headquarters are located in The Hague, the Netherlands. The Group employs almost 20,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the three-month (‘3Q 2022’) and nine-month periods ended, September 30, 2022 (‘YTD 2022’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘EU-IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with EU-IFRS and should therefore be read together with the 2021 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2021. Aegon’s Integrated Annual Report for 2021 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the period ended, September 30, 2022, were approved by the Supervisory Board on November 9, 2022.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2021 consolidated financial statements. New IFRS accounting standards and amendments that became effective on or after January 1, 2022 had no material impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1 New IFRS accounting standards effective from 2022

In 2022, the following amendments to existing standards issued by the IASB became effective:

♦	IAS 37 Provisions, Contingent Liabilities and Contingent Assets;

♦	IAS 16 Property, Plant and Equipment; and

♦	IFRS 3 Business Combinations.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

2.2 Future adoption of new EU-IFRS accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2022, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s Integrated Annual Report for 2021.

After January 1, 2022, the IASB issued the following amendment:

♦	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases).

This amendment was not early adopted by Aegon and are not expected to have significant impact on Aegon’s financial position or condensed consolidated interim financial statements.

IFRS 17 - Insurance contracts

Aegon will adopt IFRS 17 ‘Insurance Contracts’, including any consequential amendments to other standards, with a date of initial application of January 1, 2023 and a transition date of January 1, 2022. Aegon will not use the optional exemption provided under EU-IFRS and will, instead, apply a quarterly cohort to all groups of contracts that are in scope of IFRS 17.

The Standard represents a fundamental change to current measurement and presentation of insurance and reinsurance contracts and the implementation effort is significant. An implementation project is being executed and finalization of methodology and policy choices is expected in the second half of 2022 which will also form the basis of parallel runs. The impact of the initial application on Aegon’s financial statements is expected to be significant. Aegon will communicate to the market, once results are reliable, final methodology and policy choices with related impact. Initial communication is expected in the fourth quarter of 2022. Aegon has scheduled an educational webinar on IFRS 17 on December 14, 2022.

2.3 Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Macro-economic context

In the first nine-month period of 2022, the Russian invasion of Ukraine caused a humanitarian crisis and also impacted global financial markets and caused significant economic turbulence. Aegon closely monitors financial and wider economic developments to understand our exposure to potential shocks in the markets where we invest, and Aegon work proactively to mitigate related risks. The inflation rates for the main economies that Aegon is exposed to increased significantly. As disclosed in our 2021 Integrated Annual Report, Aegon have implemented an inflation hedge covering liabilities with conditional indexation rights in the Netherlands to address the uncertainty around the rise in inflation. In the United States, the inflation risk within long-term care claims derives primarily from wage inflation, which Aegon mitigate by offering customers downgrades of the maximum daily benefit as an alternative to premium rate increases. In addition, Aegon’s expense savings program helps to mitigate the impact of rising inflation.

High inflation has prompted central banks to start raising interest rates significantly. As a consequence, interest rates have increased significantly in Aegon’s main markets compared to December 31, 2021. Equity markets in Aegon’s three main markets decreased in the first nine months of 2022 compared to an increase of equity markets in 2021. Additionally, credit spreads have widened compared to December 31, 2021 and affected Aegon’s results negatively.

Uncertainty resulting from COVID-19

In the first nine-month period of 2022 the COVID-19 pandemic continued to cause disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed down, and new strains of the virus and reduced availability of healthcare remain risks.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

In the first nine-month period of 2022 Aegon’s operating result in the Americas was impacted by EUR 133 million of adverse mortality in Life, of which EUR 98 million (first nine-month period of 2021: EUR 171 million) of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. In the first nine-month period of 2022, Aegon continued to observe positive morbidity in Long-Term Care, but less favorable when compared to prior year. As a consequence, in the first nine-month period of 2022, Aegon released the remaining Long-Term Care incurred but not reported (IBNR) reserve established during the peak of the pandemic.

Actuarial and economic assumptions

In the first nine-month period of 2022, Aegon implemented actuarial assumption and model updates in the Americas resulting in a net EUR 336 million charge to result before tax (first nine-month period of 2021: EUR 46 million charge). The adverse impact in 2022 is mainly driven by charges from reinsurance rate increases (EUR 197 million) and various actuarial assumption updates (EUR 137 million). The latter mainly related to updated policyholder behavior and mortality assumptions in Individual Life.

Sensitivities

Sensitivities in the Netherlands

At September 30, 2022, the liability adequacy test (LAT) of Aegon the Netherlands resulted in a LAT surplus of EUR 0.4 billion, compared to a net LAT deficit of EUR 2.2 billion at December 31, 2021. The LAT assesses the adequacy of the insurance liabilities by comparing the IFRS book value to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2021 Integrated Annual Report for further details on the accounting policy. Given the LAT surplus, Aegon the Netherlands returns to the IFRS 4 insurance liabilities at historic contractual interest rates.

The improvement of the LAT position is driven by market movements, mainly by increased interest rates and widening credit spreads. The maximum amount related to the LAT improvement recorded in the income statement is capped and is equal to the net LAT deficit position per December 31, 2021, in line with the accounting policy. The net LAT deficit per December 31, 2021 was EUR 2.2 billion and is reversed through the income statement for the nine-month period ended September 30, 2022, as part of benefits and expenses.

Sensitivities of Aegon the Netherlands, to interest rates and mortgage spread assumptions, have significantly changed compared to the sensitivities as reported in the 2021 Aegon’s Integrated Annual Report, following the improvements in the LAT position per September 30, 2022 compared to December 31, 2021.

An increase of 100 bps in interest rates would result in a further improvement of the LAT surplus, but would not be recorded in the income statement (December 31, 2021: EUR 1.3 billion). However, Aegon the Netherlands hedges on an economic basis and an increase of 100 bps in interest rates would adversely impact the net result by EUR 0.4 billion, mainly explained by the decrease in value of interest derivatives. A decrease of 100 bps in interest rates would result in a decrease in the LAT outcome of approximately EUR 2.3 billion (December 31, 2021: EUR 4.3 billion), resulting in an adverse impact on net result of EUR 0.6 billion after taking into account the absorption of the LAT surplus, revaluation reserve available for shadow loss accounting and the impact of interest derivatives.

A decrease of 50 bps in mortgage spread would not impact result before tax, as the LAT is in a surplus position (December 31, 2021: EUR 0.6 billion positive impact on the LAT position). An increase of 50 bps would result in a decrease in LAT position of approximately EUR 0.4 billion (December 31, 2021: EUR 0.5 billion), resulting in an adverse impact on result before tax of EUR 0.1 billion after taking into account the absorption of the LAT surplus and revaluation reserve available for shadow loss accounting.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

2.4 Other

Taxes

Taxes on income for the nine-month period ended September 30, 2022, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most relevant rates to Aegon) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

September 30, 2022	1	EUR	1.9797	0.8776

December 31, 2021	1	EUR	1.1372	0.8396

Weighted average exchange rates

			USD	GBP

Nine months ended September 30, 2022	1	EUR	1.0639	0.8471

Nine months ended September 30, 2021	1	EUR	1.1964	0.8637

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

3. Segment information

3.1 Segment results

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Three months ended September 30, 2022

Operating result geographically	156	185	48	55	43	(58)	-	429	(30)	399

Fair value items	(503)	34	(17)	7	(1)	(26)	-	(506)	13	(493)

Realized gains / (losses) on investments	(19)	(108)	-	(4)	4	(1)	-	(127)	(2)	(129)

Impairment charges	(2)	3	(4)	-	-	-	-	(3)	-	(3)

Impairment reversals	8	6	-	-	-	-	-	15	-	15

Non-operating items	(516)	(65)	(21)	3	3	(27)	-	(622)	11	(611)

Other income / (charges)	(25)	(21)	(16)	1	(10)	(36)	-	(107)	-	(107)

Result before tax	(385)	99	11	59	36	(121)	-	(300)	(19)	(319)

Income tax (expense) / benefit	97	(5)	(1)	(12)	(11)	27	-	94	19	113

Net result	(288)	95	10	47	25	(95)	-	(206)	-	(206)

Inter-segment operating result after tax	(71)	(24)	(19)	(6)	48	72

Revenues

Life insurance gross premiums	1,898	297	955	280	-	-	-	3,430	(228)	3,201

Accident and health insurance	365	42	-	20	-	-	-	427	(13)	414

Property & casualty insurance	-	36	-	42	-	-	-	78	(42)	36

Total gross premiums	2,263	375	955	341	-	-	-	3,935	(283)	3,651

Investment income	890	507	308	112	3	120	(120)	1,819	(39)	1,780

Fee and commission income	513	80	55	10	167	-	(47)	777	(55)	722

Other revenues	-	-	-	6	-	-	-	7	(7)	-

Total revenues	3,666	962	1,317	470	170	120	(167)	6,538	(384)	6,154

Inter-segment revenues	-	-	-	-	47	119

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Three months ended September 30, 2021

Operating result geographically	162	190	51	35	58	(52)	(1)	443	22	465

Fair value items	126	(261)	13	(4)	-	(4)	-	(130)	(38)	(167)

Realized gains / (losses) on investments	56	72	-	4	-	-	-	132	(2)	130

Impairment charges	(9)	(3)	-	1	-	(4)	-	(15)	(1)	(16)

Impairment reversals	3	19	-	-	-	-	-	22	-	22

Non-operating items	177	(173)	13	-	-	(8)	-	9	(40)	(31)

Other income / (charges)	(539)	(2)	(2)	11	(6)	(21)	-	(559)	-	(559)

Result before tax	(201)	15	62	47	52	(81)	(1)	(107)	(18)	(124)

Income tax (expense) / benefit	71	(6)	(13)	(11)	(15)	20	-	47	18	65

Net result	(129)	10	49	36	36	(61)	(1)	(60)	-	(60)

Inter-segment operating result after tax	(5)	(23)	(26)	(8)	49	13

Revenues

Life insurance gross premiums	1,730	304	1,042	308	-	-	-	3,384	(187)	3,196

Accident and health insurance	315	39	-	21	-	-	-	375	(11)	364

Property & casualty insurance	-	34	-	107	-	-	-	141	(39)	101

Total gross premiums	2,045	377	1,042	436	-	-	-	3,899	(238)	3,662

Investment income	745	485	141	90	3	62	(67)	1,459	(19)	1,440

Fee and commission income	481	83	60	15	183	-	(46)	775	(67)	708

Other revenues	-	-	-	4	1	6	-	11	(4)	6

Total revenues	3,271	944	1,243	544	187	67	(113)	6,144	(328)	5,816

Inter-segment revenues	-	4	-	-	46	63

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Nine months ended September 30, 2022

Operating result geographically	558	562	155	159	161	(165)	-	1,430	9	1,439

Fair value items	(1,632)	448	41	21	(4)	(33)	(6)	(1,164)	(74)	(1,239)

Realized gains / (losses) on investments	(108)	(177)	2	(8)	4	7	-	(280)	(4)	(283)

Impairment charges	(26)	9	(12)	(7)	-	(18)	-	(53)	-	(53)

Impairment reversals	19	7	-	-	-	-	-	26	-	26

Non-operating items	(1,747)	288	31	6	-	(44)	(6)	(1,472)	(78)	(1,549)

Other income / (charges)	(400)	(8)	(71)	291	(30)	(81)	-	(299)	9	(290)

Result before tax	(1,589)	842	115	455	131	(290)	(5)	(341)	(60)	(400)

Income tax (expense) / benefit	392	(176)	6	(37)	(49)	64	-	199	60	259

Net result	(1,197)	666	121	418	82	(226)	(5)	(141)	-	(141)

Inter-segment operating result after tax	(209)	(72)	(57)	(18)	142	214

Revenues

Life insurance gross premiums	5,463	939	3,087	989	-	-	-	10,479	(774)	9,705

Accident and health insurance	1,048	225	-	166	-	-	-	1,439	(67)	1,372

Property & casualty insurance	-	107	-	136	-	-	-	244	(136)	107

Total gross premiums	6,512	1,272	3,087	1,292	-	-	-	12,161	(978)	11,184

Investment income	2,508	1,435	1,551	299	9	355	(360)	5,796	(87)	5,709

Fee and commission income	1,506	244	166	35	530	-	(140)	2,341	(187)	2,154

Other revenues	-	-	-	18	5	-	-	23	(22)	1

Total revenues	10,526	2,951	4,803	1,644	544	355	(501)	20,322	(1,274)	19,048

Inter-segment revenues	1	3	-	-	140	357

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

Nine months ended September 30, 2021

Operating result geographically	606	560	135	98	204	(164)	(1)	1,436	(11)	1,425

Fair value items	454	(81)	(53)	(7)	(1)	27	1	341	(56)	285

Realized gains / (losses) on investments	227	88	-	7	2	1	-	325	(7)	318

Impairment charges	(16)	(5)	-	-	-	(11)	-	(31)	(1)	(32)

Impairment reversals	27	33	-	1	-	8	-	68	-	68

Non-operating items	692	35	(53)	1	1	26	1	704	(63)	640

Other income / (charges)	(757)	124	4	40	(12)	(110)	-	(710)	12	(698)

Result before tax	540	719	86	139	192	(247)	-	1,429	(62)	1,367

Income tax (expense) / benefit	(40)	(178)	(2)	(29)	(59)	53	-	(254)	62	(192)

Net result	500	541	84	110	134	(194)	-	1,175	-	1,175

Inter-segment operating result after tax	(17)	(69)	(71)	(25)	142	39

Revenues

Life insurance gross premiums	5,122	1,011	3,426	1,031	-	-	-	10,589	(625)	9,964

Accident and health insurance	935	220	3	161	-	-	-	1,319	(56)	1,263

Property & casualty insurance	-	102	-	322	-	-	-	424	(123)	301

Total gross premiums	6,057	1,333	3,429	1,513	-	-	-	12,332	(803)	11,529

Investment income	2,154	1,510	1,304	266	8	181	(195)	5,228	(54)	5,174

Fee and commission income	1,400	223	162	43	606	-	(135)	2,299	(263)	2,036

Other revenues	-	-	-	10	2	9	-	21	(10)	10

Total revenues	9,611	3,066	4,896	1,832	616	190	(330)	19,880	(1,131)	18,749

Inter-segment revenues	1	10	-	-	135	185

Aegon has changed the grouping of the operating segments included in the performance measure. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but reported in the International segment. The comparative figures in the tables above have been adjusted to reflect this change, enabling a like for like comparison. The adjustments include reclassifications from Americas to International for the three-month period ended, September 30, 2021 for an operating result of EUR -1 million, life insurance gross premiums of EUR 50 million and Other revenues of EUR 3 million. For the nine-month periods ended, September 30, 2021, the adjustments include reclassifications from Americas to International for an operating result of EUR 0 million, life insurance gross premiums of EUR 137 million and Other revenues of EUR 8 million. There is no impact on the consolidated numbers of Aegon.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

 3.2 Investments

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
September 30, 2022

Investments

Shares	422	1,622	24	10	8	1	-	2,086

Debt securities	52,221	15,457	776	6,554	12	-	-	75,022

Loans	13,473	35,023	-	54	-	38	-	48,587

Other financial assets	9,288	74	679	153	190	-	-	10,386

Investments in real estate	46	2,699	-	16	-	-	-	2,761
Investments general account	75,451	54,875	1,480	6,788	210	39	-	138,843

Shares	-	6,985	15,058	11	-	-	(3)	22,051

Debt securities	-	9,223	5,651	18	-	-	-	14,892

Unconsolidated investment funds	99,256	557	62,768	421	-	-	-	163,001

Other financial assets	-	2,679	3,844	3	-	-	-	6,526

Investments in real estate	-	-	534	-	-	-	-	534

Investments for account of policyholders	99,256	19,444	87,854	453	-	-	(3)	207,004

Investments on balance sheet	174,707	74,320	89,334	7,240	210	39	(3)	345,847

Off balance sheet investments third parties	228,049	6,967	119,997	3,894	148,427	-	-	507,334

Total revenue generating investments	402,755	81,287	209,331	11,135	148,637	39	(3)	853,181

Investments

Available-for-sale	57,453	14,435	1,000	6,706	172	-	-	79,767

Loans	13,473	35,023	-	54	-	38	-	48,587

Financial assets at fair value through profit or loss	103,734	22,164	87,800	464	38	1	(3)	214,198

Investments in real estate	46	2,699	534	16	-	-	-	3,295

Total investments on balance sheet	174,707	74,320	89,334	7,240	210	39	(3)	345,847

Investments in joint ventures	-	377	-	1,063	467	(1)	-	1,906

Investments in associates	-	1,173	-	23	128	10	(8)	1,325

Other assets	46,793	19,711	4,337	3,657	424	22,874	(22,368)	75,428
Consolidated total assets	221,499	95,581	93,671	11,984	1,229	22,922	(22,380)	424,507

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

December 31, 2021

Investments

Shares	493	1,410	29	72	9	1	-	2,015

Debt securities	61,014	26,951	1,159	8,060	11	-	-	97,195

Loans	11,352	35,990	-	93	-	20	-	47,455

Other financial assets	8,040	79	687	73	276	-	-	9,155

Investments in real estate	39	2,588	-	16	-	-	-	2,643

Investments general account	80,938	67,017	1,876	8,315	296	21	-	158,463

Shares	-	9,078	20,221	243	-	-	(4)	29,539

Debt securities	-	12,044	7,649	128	-	-	-	19,821

Unconsolidated investment funds	115,596	1,059	74,698	597	-	-	-	191,950

Other financial assets	-	3,493	5,581	6	-	-	-	9,080

Investments in real estate	-	-	563	-	-	-	-	563

Investments for account of policyholders	115,596	25,673	108,713	974	-	-	(4)	250,953

Investments on balance sheet	196,534	92,690	110,589	9,288	296	21	(4)	409,416

Off balance sheet investments third parties	239,566	7,711	151,097	2,982	212,779	-	-	614,136

Total revenue generating investments	436,100	100,402	261,687	12,270	213,076	21	(4)	1,023,552

Investments

Available-for-sale	65,694	24,443	1,299	8,191	257	-	-	99,884

Loans	11,352	35,990	-	93	-	20	-	47,455

Financial assets at fair value through profit or loss	119,450	29,669	108,727	987	40	1	(4)	258,871

Investments in real estate	39	2,588	563	16	-	-	-	3,206

Total investments on balance sheet	196,534	92,690	110,589	9,288	296	21	(4)	409,416

Investments in joint ventures	56	343	-	936	368	39	-	1,743

Investments in associates	-	1,103	9	18	151	20	(12)	1,289

Other assets	37,447	13,271	3,160	2,736	510	33,444	(34,133)	56,436

Consolidated total assets	234,037	107,408	113,758	12,979	1,326	33,525	(34,149)	468,884

Amounts included in the tables on investments are presented on an EU-IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

As per January 1, 2022, MAG Seguros is no longer reported within the Americas segment, but is reported in the International segment. This change is applied prospectively in the investments overview.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

4. Premium income and premiums paid to reinsurers

EUR millions	3Q 2022	3Q 2021	YTD 2022	YTD 2021

Premium income

Life insurance	3,201	3,196	9,705	9,964

Non-life insurance	450	466	1,479	1,565

Total premium income	3,651	3,662	11,184	11,529

Accident and health insurance	414	364	1,372	1,263

Property & casualty insurance	36	101	107	301

Non- life Insurance premium income	450	466	1,479	1,565

Premiums paid to reinsurers [1]

Life insurance	532	510	1,566	1,574

Non-life insurance	52	50	149	143

Total premiums paid to reinsurers	584	559	1,716	1,718

Accident and health insurance	46	43	133	123

Property & casualty insurance	6	7	16	20

Non- life Insurance paid to reinsurers	52	50	149	143
[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note Benefits and expenses.

5. Investment income

EUR millions	3Q 2022	3Q 2021	YTD 2022	YTD 2021

Interest income	1,528	1,309	4,233	3,908

Dividend income	223	106	1,387	1,192

Rental income	29	25	89	74

Total investment income	1,780	1,440	5,709	5,174

Investment income related to general account	1,411	1,228	3,910	3,617

Investment income for account of policyholders	369	212	1,799	1,557

Total	1,780	1,440	5,709	5,174

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

6. Results from financial transactions

	3Q	3Q	YTD	YTD
EUR millions	2022	2021	2022	2021

Net fair value change of general account financial investments at FVTPL other than derivatives	42	268	353	636

Realized gains /(losses) on financial investments	(130)	134	(297)	343

Gains /(losses) on investments in real estate	(41)	70	98	110

Net fair value change of derivatives	(1,063)	(355)	(5,401)	(1,920)

Net fair value change on for account of policyholder financial assets at FVTPL	(8,359)	841	(48,791)	14,837

Net fair value change on investments in real estate for account of policyholders	(27)	15	19	24

Net foreign currency gains /(losses)	113	39	283	162

Net fair value change on borrowings and other financial liabilities	-	-	2	-

Total	(9,465)	1,012	(53,733)	14,193

Net fair value change on for account of policyholder financial assets at fair value through profit or loss are a charge for the three-month and nine-month periods ended, September 30, 2022, mainly due to declining equity markets, rising interest rates and credit spread widening compared to, respectively, June 30, 2022 and December 31, 2021. Net fair value change on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 8 Benefits and expenses.

7. Other income

Other income for the nine-month periods ended, September 30, 2022, of EUR 313 million includes the book gain on the divestment of Aegon Hungary and Aegon Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG), amounting to EUR 288 million. For more information on this divestment refer to note 19 Acquisitions/Divestments.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

8. Benefits and expenses

	3Q	3Q	YTD	YTD

EUR millions	2022	2021	2022	2021

Claims and benefits	(3,241)	6,593	(34,698)	31,068

Employee expenses	539	506	1,573	1,473

Administration expenses	374	377	1,096	1,164

Deferred expenses	(197)	(182)	(576)	(487)

Amortization charges	259	583	829	927

Total	(2,267)	7,876	(31,776)	34,145

	3Q	3Q	YTD	YTD

EUR millions	2022	2021	2022	2021

Benefits and claims paid life	5,162	4,199	15,420	14,827

Benefits and claims paid non-life	397	361	1,130	1,053

Change in valuation of liabilities for insurance contracts	(7,806)	741	(42,570)	9,557

Change in valuation of liabilities for investment contracts	(2,174)	155	(12,190)	2,227

Other	-	(4)	27	(27)

Policyholder claims and benefits	(4,420)	5,453	(38,183)	27,637

Premium paid to reinsurers	584	559	1,716	1,718

Profit sharing and rebates	2	2	6	6

Commissions	593	579	1,763	1,707

Total	(3,241)	6,593	(34,698)	31,068

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions. In addition, the line “Change in valuation of liabilities for insurance contracts” includes the movement of the technical provisions for life insurance contracts.

9. Income tax

The income tax benefit includes recurring beneficial impacts of tax-exempt income and US tax credits. Non-taxable income for the nine-month period ended, September 30, 2022 is mainly related to tax exempt result in the Netherlands on the sale of the Hungarian and Turkish business, as well as the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Tax credits mainly include tax benefits in the United States from investments that provide affordable housing to individuals and families that meet median household income requirements.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

10. Investments

EUR millions	September 30, 2022	December 31, 2021

Available-for-sale (AFS)	79,767	99,884

Loans	48,587	47,455

Financial assets at fair value through profit or loss (FVTPL)	7,728	8,481

Financial assets, for general account, excluding derivatives	136,082	155,820

Investments in real estate	2,761	2,643

Total investments for general account, excluding derivatives	138,843	158,463

The following table provides a breakdown of financial assets, for general account, excluding derivatives:

EUR millions	AFS	FVTPL	Loans	Total

Shares	260	1,826	-	2,086

Debt securities	73,350	1,672	-	75,022

Money market and other short-term investments	5,216	87	-	5,303

Mortgages loans	-	-	41,592	41,592

Private loans	-	-	4,742	4,742

Deposits with financial institutions	-	-	44	44

Policy loans	-	-	2,207	2,207

Other	941	4,143	3	5,086

September 30, 2022	79,767	7,728	48,587	136,082

	AFS	FVTPL	Loans	Total

Shares	350	1,665	-	2,015

Debt securities	93,899	3,296	-	97,195

Money market and other short-term investments	4,790	120	-	4,910

Mortgages loans	-	-	40,624	40,624

Private loans	-	-	4,883	4,883

Deposits with financial institutions	-	-	52	52

Policy loans	-	-	1,893	1,893

Other	844	3,401	3	4,248

December 31, 2021	99,884	8,481	47,455	155,820

Total investments for general account, excluding derivatives, in the first nine-months period of 2022 decreased, compared to the position at December 31, 2021, mainly due to rising interest rates and credit spread widening affecting bond valuation and sale of debt securities in mainly the Americas and the Netherlands, partly offset by the strengthening of the US dollar against the euro.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

11. Investments for account of policyholders

EUR millions	September 30, 2022	December 31, 2021

Shares	22,051	29,539

Debt securities	14,892	19,821

Money market and short-term investments	1,417	1,482

Deposits with financial institutions	2,430	4,105

Unconsolidated investment funds	163,001	191,950

Other	2,679	3,493

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	206,470	250,390

Investment in real estate	534	563

Total investments for account of policyholders	207,004	250,953

Investments for account of policyholders in the first nine-months period of 2022 decreased, compared to the position at December 31, 2021, mainly due to declining equity markets, rising interest rates and credit spread widening, partly offset by the strengthening of the US dollar against the euro.

12. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

		September 30, 2022				December 31, 2021

EUR millions	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value

Available- for- sale investments

Shares	23	73	164	260	84	75	191	350

Debt securities	15,923	56,770	656	73,350	25,166	68,131	603	93,899

Money markets and other short-term instruments	824	4,392	-	5,216	1,204	3,586	-	4,790

Other investments at fair value	-	228	712	941	-	246	599	844
Total Available- for- sale investments	16,770	61,464	1,532	79,767	26,453	72,038	1,393	99,884

Fair value through profit or loss

Shares	61	199	1,566	1,826	85	237	1,343	1,665

Debt securities	106	1,562	4	1,672	130	3,161	5	3,296

Money markets and other short-term instruments	17	69	-	87	18	102	-	120

Other investments at fair value	1	356	3,785	4,143	2	389	3,010	3,401

Investments for account of policyholders [1]	105,509	100,248	714	206,470	129,794	119,653	943	250,390

Derivatives	323	12,900	15	13,239	150	8,676	1	8,827

Total Fair value through profit or loss	106,017	115,334	6,085	227,436	130,178	132,219	5,301	267,698

Total financial assets at fair value	122,787	176,798	7,617	307,203	156,631	204,256	6,694	367,582

Financial liabilities carried at fair value

Investment contracts for account of policyholders [2]	-	61,175	(92)	61,082	-	71,249	(6)	71,242

Borrowings [3]	-	-	-	-	-	-	-	-

Derivatives	111	16,835	2,058	19,004	39	7,162	3,437	10,639

Total financial liabilities at fair value	111	78,010	1,966	80,087	39	78,411	3,431	81,881

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

Transfers between Level I, Level II and Level III

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis. Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

	September 30, 2022		December 31, 2021

EUR millions	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I

Financial assets carried at fair value

Available- for - sale investments

Debt securities	-	-	44	32

Total	-	-	44	32

Fair value through profit or loss

Shares	11	9	-	-

Total	11	9	-	-

Total financial assets at fair value	11	9	44	32

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

For the period ended September 30, 2022

EUR millions	At January 1, 2022	Total gains / losses in income statement[1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At September 30, 2022	Total unrealized gains and losses for the period recorded in the P&L for instruments held at September 30, 2022 ³

Financial assets carried at fair value available-for-sale investments

Shares	191	49	(35)	(3)	(10)	(50)	23	-	-	164	-

Debt securities	603	(1)	(89)	309	(59)	(18)	47	60	(197)	656	-

Other investments at fair value	599	(87)	13	128	(26)	(13)	98	-	-	712	-

	1,393	(39)	(110)	435	(95)	(81)	167	60	(197)	1,532	-

Fair value through profit or loss

Shares	1,343	209	-	158	(144)	-	-	-	-	1,566	209

Debt securities	5	-	-	9	(9)	-	-	-	-	4	-

Other investments at fair value	3,010	494	-	275	(491)	-	498	-	-	3,785	71

Investments for account of policyholders	943	87	-	(896)	563	-	14	2	-	714	(80)

Derivatives	1	15	-	-	-	-	(1)	-	-	15	15

	5,301	805	-	(453)	(81)	-	511	2	-	6,085	215

Total assets at fair value	6,694	766	(110)	(19)	(176)	(81)	679	62	(197)	7,617	215

Financial liabilities carried at fair value

Investment contracts for account of policyholders	(6)	(24)	-	(523)	457	-	4	1	-	(92)	(23)

Derivatives	3,437	(1,612)	-	-	(6)	-	239	-	-	2,058	(615)

	3,431	(1,636)	-	(523)	450	-	243	1	-	1,966	(638)

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2

Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of comprehensive income.

3	Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

For the period ended December 31, 2021

	At January 1, 2021	Total gains / losses in income statement [1]	Total gains/ losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At December 31, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2021³

Financial assets carried at fair value available- for- sale investments

Shares	173	1	3	30	(26)	-	11	-	-	191	-

Debt securities	467	(1)	6	228	(29)	(46)	22	203	(246)	603	-

Other investments at fair value	581	(113)	7	111	(24)	(6)	43	-	-	599	-

	1,221	(114)	16	368	(80)	(52)	77	203	(246)	1,393	-

Fair value through profit or loss

Shares	1,329	150	-	179	(316)	1	1	-	-	1,343	147

Debt securities	242	(1)	-	124	(361)	-	-	-	-	5	1

Other investments at fair value	2,173	796	-	492	(638)	-	186	-	-	3,010	(1)

Investments for account of policyholders	1,012	206	-	(198)	(93)	-	22	-	(7)	943	162

Derivatives	22	(17)	-	-	(4)	-	-	-	-	1	(10)

	4,779	1,134	-	597	(1,411)	-	210	-	(7)	5,301	299

Total assets at fair value	6,000	1,020	16	965	(1,491)	(52)	286	203	(253)	6,694	299

Financial liabilities carried at fair value

Investment contracts for account of policyholders	(12)	(1)	-	(361)	366	-	2	-	-	(6)	3

Derivatives	4,902	(1,627)	-	-	(14)	-	176	-	-	3,437	607

	4,890	(1,628)	-	(361)	352	-	178	-	-	3,431	610

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

	Carrying amount	Total estimated fair value	Carrying amount	Total estimated fair value

EUR millions	September 30, 2022		December 31, 2021

Assets

Mortgage loans - held at amortized cost	41,592	38,847	40,624	44,366

Private loans - held at amortized cost	4,742	4,219	4,883	5,491

Other loans - held at amortized cost	2,253	2,253	1,949	1,949

Liabilities

Subordinated borrowings - held at amortized cost	2,437	2,184	2,194	2,438

Trust pass-through securities - held at amortized cost	130	142	126	139

Borrowings - held at amortized cost	9,628	9,651	9,661	10,171

Investment contracts - held at amortized cost	23,767	22,254	21,573	20,861

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

13. Share capital

EUR millions	September 30, 2022		December 31, 2021

Share capital - par value		319		321

Share premium		6,853		7,033

Total share capital		7,172		7,354

Share capital - par value

Balance at January 1		321		320

Dividend		(2)		1

Balance		319		321

Share premium

Balance at January 1		7,033		7,160

Share dividend		(180)		(127)

Balance		6,853		7,033

	3Q	3Q	YTD	YTD
EUR millions	2022	2021	2022	2021

Earnings per share (EUR per share)

Basic earnings per common share	(0.10)	(0.04)	(0.10)	0.54

Basic earnings per common share B	-	-	-	0.01

Diluted earnings per common share	(0.10)	(0.04)	(0.10)	0.54

Diluted earnings per common share B	-	-	-	0.01

Earnings per share calculation

Net result attributable to owners of Aegon N.V.	(200)	(79)	(181)	1,147

Coupons on other equity instruments	(4)	(2)	(20)	(26)

Earnings attributable to common shares and common shares B	(204)	(81)	(200)	1,121

Earnings attributable to common shareholders	(202)	(81)	(199)	1,114

Earnings attributable to common shareholders B	(1)	(1)	(1)	8

Weighted average number of common shares outstanding (in millions)	2,013	2,046	2,018	2,045

Weighted average number of common shares B outstanding (in millions)	538	561	538	560

Final dividend 2021

It was decided at the Annual General Meeting of Shareholders on May 31, 2022 to pay a final dividend for 2021 of EUR 0.09 per common share and EUR 0.00225 per common share B. After taking into account the interim dividend of EUR 0.08 per common share and EUR 0.002 per common share B, this resulted in a total 2021 dividend of EUR 0.17 per common share and EUR 0.00425 per common share B.

The final dividend for 2021 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares is approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 47 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Arnsterdam, using the high and low of each of the five trading days from June 23 up to and including June 29, 2022. The average price calculated on this basis amounted to EUR 4.26. The dividend was paid as of July 6, 2022.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

2022 interim dividend

Aegon paid an interim dividend for 2022 of EUR 0.11 per common share and EUR 0.00275 per common share B. The interim dividend for 2022 was paid in cash or in shares at the election of the shareholder. The value of the dividend in shares was approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 42 common shares held. The stock fraction was based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 8, 2022 up to and including September 14, 2022. The average price calculated on this basis amounted to EUR 4.61. The dividend was paid as of September 21, 2022.

Share buybacks

On January 25, 2022, Aegon announced that it completed a program to repurchase 10,158,360 common shares for an amount of EUR 50 million to meet its obligations resulting from the 2021 and 2022 share-based compensation plans for senior management. Between January 7, 2022 and January 24, 2022, these common shares were repurchased at an average price of EUR 4.92 per share.

On March 23, 2022, Aegon announced that it intends to return EUR 300 million of surplus cash capital to shareholders via a share buyback in the course of 2022. The share buyback will be executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with its stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range.

Between April 1, 2022 and June 17, 2022, the first tranche of EUR 100.3 million was repurchased at an average price of EUR 4.89 per share. Between July 7, 2022 and September 27, 2022, the second tranche of EUR 100.7 million was repurchased at an average price of EUR 4.38 per share. The buyback of the third tranche of EUR 100 million is expected to be completed on or before December 15, 2022. Aegon will engage a third party to execute the buyback transactions on its behalf. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period, and will subsequently be proposed to be cancelled at Aegon’s 2023 Annual General Meeting of Shareholders.

On September 27, 2022, Aegon completed the share buyback program announced on July 1, 2022, aimed at neutralizing the dilutive effect of the 2021 final dividend paid in shares. Between July 7, 2022 and September 27, 2022, common shares for an amount of EUR 107 million were repurchased. A total of 24,363,895 common shares were repurchased at an average price of EUR 4.38 per share. The repurchased shares will be held as treasury shares and will be used to pay future dividends in shares.

On September 27, 2022, Aegon announced that it will repurchase common shares for an amount of EUR 133 million to neutralize the dilutive effect of the 2022 interim dividend paid in shares. These shares will be held as treasury shares and will be used to pay future stock dividends in shares.

14. Other equity instruments

On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004. Aegon bought back the securities at a purchase price of 90%. The gain realized on this tender offer amounts to EUR 43 million before tax and is recognized in retained earnings. The impact of this transaction has been reflected in Aegon’s Solvency II position.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

15. Borrowings

EUR millions	September 30, 2022	December 31, 2021

Capital funding	1,254	1,292

Operational funding	8,374	8,369

Total borrowings	9,628	9,661

During the first nine-month period of 2022, the operational funding decreased by EUR 0.4 billion from a decrease in pre-mortgage warehouse-related funding which is fully offset by the impact of the strengthening of the US dollar against the euro.

16. Financial risks

Results of Aegon’s sensitivity analysis are presented in the table below which shows the estimated sensitivity of net result and shareholders’ equity to various scenarios. The table below include Group sensitivities on equity market risk, interest rate risk, bond credit spreads and liquidity premium.

	September 30, 2022		December 31, 2021

EUR millions	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

Sensitivity analysis of net result and shareholders’ equity to markets

Immediate change of

Equity increase 10%	188	628	151	341

Equity decrease 10%	(281)	(27)	(212)	(221)

Equity increase 25%	380	946	322	660

Equity decrease 25%	(651)	(529)	(529)	(685)

Parallel movements of yield curve

Immediate movements of yield curve, but not permanently

Shift up 100 basis points	(1,138)	(5,360)	(340)	(4,227)

Shift down 100 basis points	(149)	4,111	127	3,627

Bond Credit Spreads

Immediate shock

Shift up 50 basis points	(9)	(1,896)	(192)	(2,418)

Shift down 50 basis points	(8)	1,962	169	2,387

Liquidity premium

Shift up 5 basis points	1	(1)	136	178

Shift down 5 basis points	(1)	1	(148)	(104)

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

17. Capital management and solvency

As at September 30, 2022, Aegon’s estimated capital position was:

EUR millions	September 30, 2022¹	December 31, 2021

Group Own Funds	18,534	19,431

Group SCR	8,751	9,226

Group Solvency II ratio	212%	211%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Eligible Own Funds across Tiers:

EUR millions	September 30, 2022	December 31, 2021

Tier 1- unrestricted	13,743	14,044

Tier 1- restricted	1,871	2,364

Tier 2	2,330	2,348

Tier 3	590	675

Total Eligible Own Funds	18,534	19,431

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

EUR millions	September 30, 2022	December 31, 2021

EU-IFRS Shareholders’ Equity	13,212	24,282

EU-IFRS adjustments for Other Equity instruments and non controlling interests	2,133	2,559

EU-IFRS Group Equity	15,345	26,841

Solvency II revaluations and reclassifications	2,184	(9,565)

Transferability restrictions[1]	(1,950)	(1,772)

Excess of Assets over Liabilities	15,580	15,504

Availability adjustments	3,412	4,020

Tiering restrictions	(346)	-

Fungibility adjustments	(112)	(93)

Total Eligible Own Funds	18, 534	19, 431

1 This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassifications mainly stem from the difference in valuation and presentation between EU-IFRS and Solvency II frameworks.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

18. Commitments and contingencies

There have been no material changes in commitments and contingencies as reported in Aegon’s 2021 Integrated Annual Report.

19. Acquisitions/Divestments

On October 14, 2022, Aegon completed the divestment of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. As announced on May 23, 2022, the sale follows the change of control in Liberbank after its merger with Unicaja Banco in 2021. The net proceeds of the transaction amount to EUR 175 million. Aegon Spain intends to upstream the net proceeds to the Group. The book gain on the transaction is expected around EUR 95 million and will be recorded in Aegon’s 4Q 2022 results. The estimated impact on Aegon’s Solvency II ratio is an increase of 2%.

On March 23, 2022, and on April 21, 2022, Aegon completed the divestment of its Hungarian and Turkish businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The gross proceeds of the transactions amount to EUR 700 million. As a result of the transactions, the Group Solvency II ratio improved by approximately 7 percentage points. The book gain amounted to EUR 288 million, which includes a loss of EUR 177 million related to the recycling of the foreign currency translation reserve and revaluation reserve though the income statement. As a result of this transaction, IFRS equity has increased by EUR 465 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. The sale of Aegon Poland and Aegon Romania is subject to regulatory approval and expected to close either in the fourth quarter of 2022 or the first quarter of 2023.

On February 28, 2022, Transamerica acquired 100% equity interest in TAG Resources, LLC (TAG). TAG aggregates small to mid-market employer retirement plans (pooled-plan space) and provides administration and fiduciary oversight services as a third-party administrator for such plans, including providing plan design, consulting, and compliance to plan sponsors. The total consideration transferred amounted to EUR 31 million. Based on the purchase price allocation, the fair value of net assets amounted to EUR 18 million, resulting in goodwill of EUR 13 million. The acquisition does not have a material impact on Aegon’s capital position or results.

20. Post reporting date events

On October 14, 2022, Aegon completed the divestment of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco, for more details refer to note 19 Acquisitions/Divestments.

In October 2022, Aegon announced it has reached an agreement with a.s.r. to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. Aegon will receive EUR 2.2 billion in gross cash proceeds, and a 29.99% strategic stake in a.s.r., with associated governance rights. Based on the closing price of a.s.r.’s shares on October 26, 2022, the day before announcement of the transaction, the shareholding represents a value of EUR 2.7 billion. The transaction is subject to shareholder approval and regulatory approval and is expected to close in the second half of 2023. The transaction is expected to reduce IFRS shareholders’ equity by EUR 3.3 billion based on the balance sheet position on June 30, 2022. This includes the impact from the settlement of a tax position at closing of the transaction, which is not anticipated to have a material impact on Aegon’s Cash Capital at the Holding.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

Disclaimers

Cautionary note regarding non-EU-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable EU-IFRS measure is provided in the notes to this press release. Return on equity is a ratio using a non-EU-IFRS measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

♦	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
♦	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
♦

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

♦

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

♦	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
♦

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

♦	The frequency and severity of insured loss events;
♦	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
♦

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

♦	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
♦

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

♦	Customer responsiveness to both new products and distribution channels;
♦

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

♦

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

♦

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

♦	Changes in the policies of central banks and/or governments;
♦	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
♦	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
♦

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

♦

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

♦	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
♦

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

♦

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed consolidated interim financial statements

for the periods ended

September 30, 2022

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results

February 9, 2023	4Q 2022 Results

May 17, 2023	1Q 2023 Results

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Unaudited